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EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the incorporation by reference in Registration Statement No. 333-200583 on Form S-8, of our reports dated February 19, 2015, relating to the consolidated financial statements of Enerplus Corporation and subsidiaries ("Enerplus) and the effectiveness of Enerplus' internal control over financial reporting, appearing in this Annual Report on Form 40-F of Enerplus for the year ended December 31, 2014.

Calgary, Alberta, Canada February 19, 2015
/s/ DELOITTE LLP Chartered Accountants

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  EXHIBIT 99.4